Exhibit 99.2

Financial Information for the Three Months and Six Months Ended June 30, 2022 and 2021 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary of financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	June 30,	December 31,
	2022	2021
	$ millions
Current assets
Cash and cash equivalents	837	475
Short-term deposits and restricted cash	11	-
Trade receivables	48	63
Short-term derivative instruments	3	1
Other investments	352	-
Other current assets	48	43
Total current assets	1,299	582
Non-current assets
Investment in ZIM (associated company)	1,223	1,354
Investment in OPC’s associated companies	584	545
Long-term restricted cash	15	21
Long-term derivative instruments	15	12
Deferred taxes	41	49
Property, plant and equipment, net	1,121	1,126
Intangible assets, net	219	225
Long-term prepaid expenses and other non-current assets	55	57
Right-of-use assets, net	94	98
Total non-current assets	3,367	3,487
Total assets	4,666	4,069
Current liabilities
Current maturities of loans from banks and others	51	38
Trade and other payables	108	171
Short-term derivative instruments	1	9
Deferred taxes	4	21
Distribution payable	552	189
Current maturities of lease liabilities	17	19
Total current liabilities	733	447
Non-current liabilities
Long-term loans from banks and others	602	597
Debentures	515	575
Deferred taxes	123	125
Other non-current liabilities	33	29
Long-term lease liabilities	21	15
Total non-current liabilities	1,294	1,341
Total liabilities	2,027	1,788
Equity
Share capital	50	602
Translation reserve	3	26
Capital reserve	37	26
Accumulated profit	2,042	1,140
Equity attributable to owners of the Company	2,132	1,794
Non-controlling interests	507	487
Total equity	2,639	2,281
Total liabilities and equity	4,666	4,069

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2022	2021	2022	2021
	$ millions		$ millions
Revenue	267	220	121	105
Cost of sales and services (excluding depreciation and amortization)	(197)	(158)	(100)	(79)
Depreciation and amortization	(26)	(27)	(13)	(14)
Gross profit	44	35	8	12
Selling, general and administrative expenses	(44)	(37)	(23)	(27)
Other income	1	-	-	-
Operating profit/(loss)	1	(2)	(15)	(15)
Financing expenses	(27)	(39)	(14)	(29)
Financing income	31	4	24	-
Financing income/(expenses), net	4	(35)	10	(29)
Loss related to Qoros	-	(55)	-	(54)
Gains/(loss) related to ZIM	202	10	(2)	-
Share in profit/(losses) of associated companies, net
- ZIM	706	419	276	247
- OPC’s associated companies	20	(16)	(10)	(4)
Profit before income taxes	933	321	259	145
Income tax (expense)/benefit	(19)	11	(2)	9
Profit for the period	914	332	257	154
Attributable to:
Kenon’s shareholders	904	352	265	172
Non-controlling interests	10	(20)	(8)	(18)
Profit for the period	914	332	257	154

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	16.78	6.54	4.92	3.20

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended June 30,
	2022	2021
	$ millions
Cash flows from operating activities
Profit for the period	914	332
Adjustments:
Depreciation and amortization	29	29
Financing (income)/expenses, net	(4)	35
Share in profit of associated companies, net	(726)	(403)
Loss related to Qoros	-	55
Gains related to ZIM	(202)	(10)
Share-based payments	5	1
Income tax expense/(benefit)	19	(11)
	35	28
Change in trade and other receivables	(9)	7
Change in trade and other payables	(11)	(3)
Change in employee benefits	-	11
	15	43
Dividends received from associated companies	545	7
Net cash provided by operating activities	560	50

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the six months ended June 30,
	2022	2021
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	(10)	541
Investment in long-term deposits, net	12	26
Purchase of other investments	(601)	-
Proceeds from sale of other investments	248	-
Acquisition of subsidiary, less cash acquired	-	(656)
Acquisition of associated company, less cash acquired	(1)	(8)
Acquisition of property, plant and equipment	(163)	(91)
Acquisition of intangible assets	(2)	-
Reimbursement in respect of right-of-use asset	-	2
Proceeds from sale of investment in associated company	-	41
Proceeds from distribution of associated companies	3	5
Proceeds from sale of interest in ZIM	464	-
Long-term loans to an associate	-	(5)
Long-term advance deposits and prepaid expenses	(4)	(4)
Interest received	1	-
Payment of transactions in derivatives, net	-	(1)
Net cash used in investing activities	(53)	(150)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(20)	(97)
Investments from holders of non-controlling interests in equity of subsidiary	12	168
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	-	105
Receipt of long-term loans	84	75
Costs paid in advance in respect of taking out of loans	(2)	(2)
Payment in respect of derivative financial instruments, net	(1)	(3)
Dividends paid to holders of non-controlling interests	-	(2)
Dividends paid	(189)	(100)
Interest paid	(13)	(19)
Net cash (used in)/provided by financing activities	(129)	125

Increase in cash and cash equivalents	378	25
Cash and cash equivalents at beginning of the year	475	286
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(16)	(1)
Cash and cash equivalents at end of the period	837	310

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the six months ended June 30, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
$ millions
Revenue	239	28	-	-	267
Depreciation and amortization	(23)	(6)	-	-	(29)
Financing income	7	22	-	2	31
Financing expenses	(23)	(4)	-	-	(27)
Gains related to ZIM	-	-	202	-	202
Share in profit of associated companies	-	20	706	-	726
Profit/(loss) before taxes	5	25	908	(5)	933
Income tax expense	(3)	(5)	-	(11)	(19)
Profit/(loss) for the period	2	20	908	(16)	914

	For the six months ended June 30, 2021
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
$ millions
Revenue	199	21	-	-	220
Depreciation and amortization	(23)	(6)	-	-	(29)
Financing income	4	-	-	-	4
Financing expenses	(23)	(16)	-	-	(39)
Loss related to Qoros	-	-	-	(55)	(55)
Gains related to ZIM	-	-	10	-	10
Share in (losses)/profit of associated companies	-	(16)	419	-	403
(Loss)/profit before taxes	(2)	(46)	429	(60)	321
Income tax (expense)/benefit	(1)	15	-	(3)	11
(Loss)/profit for the period	(3)	(31)	429	(63)	332

	For the three months ended June 30, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	105	16	-	-	121
Depreciation and amortization	(12)	(3)	-	-	(15)
Financing income	4	19	-	1	24
Financing expenses	(12)	(2)	-	-	(14)
Loss related to ZIM	-	-	(2)	-	(2)
Share in (losses)/profit of associated companies	-	(10)	276	-	266
(Loss)/profit before taxes	(13)	2	274	(4)	259
Income tax benefit/(expense)	2	(1)	-	(3)	(2)
(Loss)/profit for the period	(11)	1	274	(7)	257

	For the three months ended June 30, 2021
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	92	13	-	-	105
Depreciation and amortization	(12)	(3)	-	-	(15)
Financing income	1	(1)	-	-	-
Financing expenses	(13)	(16)	-	-	(29)
Loss related to Qoros	-	-	-	(54)	(54)
Share in (losses)/profits of associated companies	-	(4)	247	-	243
(Loss)/profit before taxes	(14)	(32)	247	(56)	145
Income tax (expense)/benefit	2	10	-	(3)	9
(Loss)/profit for the period	(12)	(22)	247	(59)	154

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net profit / (losses) of associated companies
	as at		for the six months ended		for the three months ended
	June 30,	December 31,	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021	2022	2021
	$ millions		$ millions		$ millions
CPV Fairview LLC	181	173	6	(3)	(3)	(1)
CPV Maryland LLC	58	61	(4)	(1)	(1)	(1)
CPV Shore Holdings LLC	85	75	5	4	-	5
CPV Towantic LLC	118	112	1	6	(2)	3
CPV Valley Holdings LLC	73	58	14	(22)	(3)	(10)
CPV Three Rivers LLC	67	64	(2)	-	(1)	-
Others	2	2	-	-	-	-
	584	545	20	(16)	(10)	(4)
ZIM	1,223	1,354	706	419	276	247
	1,807	1,899	726	403	266	243

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2022	2021	2022	2021
	$ millions		$ millions
Revenue	267	220	121	105
Cost of sales (excluding depreciation and amortization)	(197)	(158)	(100)	(79)
Depreciation and amortization	(26)	(27)	(13)	(14)
Gross profit	44	35	8	12
Selling, general and administrative expenses	(37)	(32)	(19)	(25)
Other income	1	-	1	-
Operating profit/(loss)	8	3	(10)	(13)
Financing expenses	(27)	(39)	(14)	(29)
Financing income	29	4	23	-
Financing income/(expenses), net	2	(35)	9	(29)
Share of profit/(losses) of associated companies, net	20	(16)	(10)	(4)
Profit/(loss) before income taxes	30	(48)	(11)	(46)
Income taxes (expense)/benefit	(8)	14	1	12
Profit/(loss) for the period	22	(34)	(10)	(34)

Attributable to:
Equity holders of the company	20	(24)	(4)	(26)
Non-controlling interest	2	(10)	(6)	(8)
Profit/(loss) for the period	22	(34)	(10)	(34)

B - 1

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2022	2021	2022	2021
	$ millions		$ millions
Cash flows provided by operating activities	29	57	2	33
Cash flows used in investing activities	(164)	(149)	(77)	(51)
Cash flows provided by/(used in) financing activities	60	225	22	(29)
(Decrease)/increase in cash and cash equivalents	(75)	133	(53)	(47)
Cash and cash equivalents at end of the period	145	194	145	194

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	June 30, 2022	December 31, 2021
	$ millions
Total financial liabilities[1]	1,172	1,215
Total monetary assets[2]	170	264
Investment in associated companies	584	545
Total equity attributable to the owners	732	730
Total assets	2,402	2,488

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

B - 2

Appendix C

Definition of OPC’s Adjusted EBITDA and share of EBITDA of its associated companies and non-IFRS reconciliation
This press release, including the financial tables, presents OPC’s Adjusted EBITDA and share of EBITDA of its associated companies, which are non-IFRS financial measures.

OPC defines EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense, and Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense and share of losses of associated companies, net. EBITDA and Adjusted EBITDA are not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA and share of EBITDA of its associated companies provide transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’, or its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below are reconciliations of OPC’s net profit to Adjusted EBITDA and share of net profit to share of EBITDA of its associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the three months ended June 30,
	2022	2021
	$ millions
Loss for the period	(10)	(34)
Depreciation and amortization	15	15
Financing (income)/expenses, net	(9)	29
Share in losses of associated companies, net	10	4
Income tax benefit	(1)	(12)
Adjusted EBITDA	5	2
Proportionate share of EBITDA of associated companies	21	26

	For the three months ended June 30,
	2022	2021
	$ millions
Share in losses of associated companies, net	(10)	(4)
Share of depreciation and amortization	11	10
Share of financing expenses, net	20	20
Proportionate share of EBITDA of associated companies	21	26

C - 1

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of June 30, 2022 and December 31, 2021 (in $ millions):

As at June 30, 2022	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	527	-	194	223	92	1	1,037
Debt from non-controlling interests (including interest payable)	1	63	-	-	-	71	135
Cash and cash equivalents	30	5	5	19	3	83	145
Debt service reserves (out of restricted cash)	-	-	14	-	-	-	14
Other restricted cash	-	-	-	-	-	11	11

As at December 31, 2021	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	587	-	219	170	98	2	1,076
Debt from non-controlling interests (including interest payable)	1	73	-	-	-	65	139
Cash and cash equivalents	86	17	7	24	1	99	234
Debt service reserves (out of restricted cash)	-	-	14	-	-	-	14
Other restricted cash	5	-	2	-	-	9	16

D - 1

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense, and non-recurring expenses, which may include impairment of assets, non-cash charter hire expenses, capital gains/losses beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net profit to Adjusted EBITDA for the periods presented.

	For the three months ended June 30,
	2022	2021
	$ millions
Profit for the period	1,336	888
Depreciation and amortization	337	175
Financing expenses, net	28	46
Income tax expense	400	224
EBITDA	2,101	1,333
Non-recurring expenses	-	2
Adjusted EBITDA	2,101	1,335

E - 1